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Astris Energi Inc. · 6-K · For 12/8/04, Filed On 12/10/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: December 8, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.

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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 12/8/04, Filed On 12/10/04 Document 1 of 1 · 6-K · Report of a Foreign Private Issuer ________________________________________________________________________________

The following are included in this report on Form 6-K:

Description:

On December 3, 2004 Astris Energi Inc. completed the total sale of 166,700 units to an accredited investor consisting of one common share and one warrant exercisable at U.S. $0.60 per share. Consideration for the total sale was U.S. $50,000.00 dollars.

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